

April 10, 2023

Michael Berry
Executive Vice President and Chief Financial Officer
NetApp, Inc.
3060 Olsen Drive
San Jose, CA 95128

      **Re: NetApp, Inc.**
          **Form 10-K for the Fiscal Year Ended April 29, 2022**
          **File No. 000-27130**

Dear Michael Berry:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology